TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF CHANGES IN MEMBER'S INTEREST
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Interest
Balance at December 31, 2016	$ 57,000,500
Net Income	5,924,300
Capital distribution	(500,000)
Balance at December 31, 2017	$ 62,424,800

See notes to financial statements.